February 13, 2024

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Laura Veator and Mr. Stephen Krikorian

Re:	Vocodia Holdings Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-269489

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:01 PM EDT on February 14, 2024, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Ross Carmel at 516-852-7705.

Very truly yours,

VOCODIA HOLDINGS CORP.

By:	/s/ Brian Podolak
Name:	Brian Podolak
Title:	Chief Executive Officer